Mail Stop 3561

January 18, 2007

Mr. Terry Burman
Chief Executive Officer
Signet Group plc
15 Golden Square
London W1F 9JG
England

      RE: **Signet Group plc**
               Form 20-F for Fiscal Year Ended January 28, 2006
               File No. 1-32349

Dear Mr. Burman:

      We have reviewed your response to our letter dated September 28, 2006 and have the following comments.   Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 1. Principal accounting policies, page 70

1. We reviewed your response to comment no. 8 in our letter dated September 28, 2006. The affirmative statement we want you to make in your future filings is an explicit and unreserved statement that your financial statements comply with all the requirements of the standards adopted by the International Accounting Standards Board rather than stating that your financial statements comply with all the requirements of IFRS as adopted by the European Union. Since you state that the differences between the two are not material to the Group, we believe you should be able to provide such an affirmative statement.   Please confirm to us that your financial statements comply with all the requirements of IFRSs as published by the IASB and that you will make an affirmative statement to that effect in your future filings. Reference is made to IAS 1, paragraph 14.

Note 31. Summary of differences between IFRS and US generally accepted accounting principles, page 103

2. We reviewed your response to comment no. 12 in our letter dated September 28, 2006. Your proposed revisions do not provide the previously requested disclosure. Accordingly, in your future filings, please either provide an audited reconciliation from IFRS as adopted by the European Union to IFRS as published by the IASB or make an

affirmative statement, in the reconciliation footnote, that there are no differences between your application of IFRS as adopted by the European Union and IFRS as published by the IASB. Refer to Instruction G(i) of Form 20-F.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief